As filed with the Securities and Exchange Commission on May 15, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

AmeriCredit Corp.

(Exact name of registrant as specified in its charter)

75-2291093

(I.R.S. Employer Identification No.)

Texas

(State or other jurisdiction of incorporation or organization)

801 Cherry Street, Suite 3900

Fort Worth, Texas 76102

(817) 302-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preston A. Miller

Executive Vice President, Chief Financial Officer and Treasurer

AmeriCredit Corp.

801 Cherry Street, Suite 3900

Fort Worth, Texas 76102

(817) 302-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

L. Steven Leshin, Esq.

Jenkens & Gilchrist, a Professional Corporation

1445 Ross Avenue, Suite 3200

Dallas, Texas 75202-2799

214-855-4500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee(3)
Common Stock, including attached preferred share purchase rights (1)	1,287,691	$7.60	$9,786,452	$791.72

(1)	Represents shares underlying warrants issued in September 2002 to the selling stockholders. The warrants are exercisable for an aggregate amount of 1,287,691 shares of common stock of the Company at an exercise price of $9.00 per share. The warrants will expire on September 27, 2007. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement also registers such additional shares of the registrant’s common stock as may become issuable to prevent dilution as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated in accordance with Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee, based on $7.60, the average of the high and low prices of the registrant’s common stock on the New York Stock Exchange on May 13, 2003.

(3)	Calculated by multiplying 0.0000809 by the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 15, 2003

Prospectus

[AmeriCredit Logo]

1,287,691 Shares

Common Stock

All of the 1,287,691 shares of our common stock offered hereunder may be sold from time to time by the selling stockholders named on page 16 of this prospectus. On September 26, 2002, we entered into a warrant agreement with FSA Portfolio Management Inc., pursuant to which we issued warrants exercisable for 1,287,691 shares of our common stock. The common stock being offered by this prospectus is issuable upon the exercise of the warrants issued pursuant to the warrant agreement with FSA Portfolio Management Inc.

The common stock offered by this prospectus shall be adjusted to cover any additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions. Although we will receive the exercise price of the warrants that are exercised by the selling stockholders, we will not receive any proceeds from the sale of the shares offered by the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

Subject to the restrictions described in this prospectus, the selling stockholders (directly, or through agents or dealers designated from time to time) may sell the common stock being offered by this prospectus from time to time on terms to be determined at the time of sale. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. To the extent required, the number of shares of common stock to be sold, purchase price, public offering price, the names of any such agent or dealer and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement. We will not receive any of the proceeds from the sale of any of the shares covered by this prospectus. We have agreed to pay all registration and offering expenses other than underwriting commissions and discounts payable in respect of the sale of shares covered by this prospectus in connection with the filing of a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission, and to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, in connection with the registration and offering of our common stock being offered by this prospectus. The selling stockholders and any agents, dealers or broker-dealers that participate with the selling stockholders in the distribution of our common stock being offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. See “Plan of Distribution” beginning on page 19.

Our common stock is quoted on the New York Stock Exchange under the symbol “ACF.” On May 13, 2003, the last reported sale price of our common stock was $7.66.

Investing in our securities involves risks, which are described in the Section “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or any applicable prospectus supplement. We are not including an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front cover of those documents regardless of the time of delivery of this prospectus or any applicable prospectus supplement. In this prospectus and any applicable prospectus supplement, “Company,” “AmeriCredit,” “we,” “us,” and “our” refer to AmeriCredit Corp. and its subsidiaries.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we are filing with the Securities and Exchange Commission on behalf of the selling stockholders utilizing a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time until we withdraw this registration statement from registration, sell the shares of our common stock covered by this prospectus in one or more offerings, subject to the restrictions described in this prospectus.

This prospectus provides you with a general description of the securities that the selling stockholders may offer. To the extent required, the number of shares of our common stock to be sold, the purchase price, the public offering price, the names of any such agent or dealer and any applicable commission or discount with respect to a particular offering by the selling stockholders will be set forth in an accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the section entitled “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone, including the selling stockholders, to provide you with different information. The selling stockholders are not making an offer of the securities to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the document incorporated by reference, regardless of when this prospectus or any prospectus supplement is delivered to you or when the shares of common stock covered by this prospectus are offered or sold.

PROSPECTUS SUMMARY

This prospectus summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus and the accompanying prospectus supplement carefully, including the “Risk Factors” section beginning on page 4 of this prospectus, in the section entitled “Business – Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2002, the consolidated financial statements and notes to those statements and the documents incorporated by reference in this prospectus.

The Company

Our Business

We are a consumer finance company specializing in purchasing, retaining and subsequently securitizing and servicing retail automobile installment sales contracts originated by franchised and select independent dealers in connection with the sale of used and new automobiles. Our automobile loan programs are designed to serve borrowers with limited credit histories, modest incomes or those who have experienced prior credit difficulties, otherwise known as non-prime borrowers. With the use of proprietary credit scoring models, we underwrite contracts on a decentralized basis through a branch office network. These credit scoring models, combined with experienced underwriting personnel, enable us to implement a risk-based pricing approach to structuring and underwriting individual contracts. Our centralized risk management department monitors these underwriting strategies and portfolio performance to balance credit quality and profitability objectives. We service our loan portfolio at centralized facilities located in Arlington, Texas, Chandler, Arizona, Charlotte, North Carolina, Jacksonville, Florida and Peterborough, Ontario using automated loan servicing and collection systems.

We generate earnings and cash flow primarily through the purchase or origination, retention, subsequent securitization and servicing of automobile receivables. To fund the acquisition of receivables prior to securitization we use warehouse facilities. We earn finance charge income and pay warehouse interest expense while receivables are held on our balance sheet prior to securitization. In each securitization, we sell automobile receivables to a trust that, in turn, sells asset-backed securities to investors. Both our warehouse facilities and our securitizations require us to create and maintain credit enhancement in the form of cash or overcollateralization. For securitization transactions entered into prior to October 1, 2002, we recognized a gain on the sale of the receivables to our securitization trusts, while retaining the right to receive excess cash flow distributions from the trusts resulting from the difference between the interest received from the consumer obligors on the receivables and the interest on the asset-backed securities paid to investors, net of losses and expenses. We changed the structure of securitization transactions entered into subsequent to September 30, 2002, such that auto receivables securitized in the future will remain on our balance sheet and net earnings on our receivables will be recognized over the life of the receivables as finance charge and fee income, less related funding costs and a provision for loan losses. Prior to the time when we begin to receive excess cash flow distributions from our securitization trusts, all excess cash flow is utilized to fund credit enhancement requirements to protect investors in the asset-backed securities from losses. Once predetermined credit enhancement requirements are reached and maintained, excess cash flow is distributed to us. In addition to excess cash flow, we earn servicing fees of 2.25% per annum of the outstanding principal balance of domestic receivables securitized. Since our first securitization transaction in December 1994, we have securitized approximately $28.9 billion of automobile receivables in private and public offerings of asset-backed securities.

Our Current Strategy; Recent Developments

Our business model requires us to access significant capital from external resources to fund our liquidity needs. We have historically relied upon securitization transactions, warehouse facilities, whole loan purchase facilities and external debt and equity financings to fund our origination of auto receivables. As our operations have grown significantly, the requirements to fund our business have also grown significantly, increasing our reliance on external sources of capital.

We continue to moderate our future growth to a rate we believe can be sustained through our internal generation of cash flow with less reliance on external debt and equity financing. We believe that decreasing loan origination volume will provide us with the capital resources to carry out our business strategy and more flexibility to respond to further changes in the economy and to potential volatility in the external debt and equity capital markets.

On February 12, 2003, we announced an operating plan in an effort to preserve and strengthen our capital and liquidity position. The plan included, among other items, a decrease in loan origination volume to approximately $750.0 million per quarter by June 2003 and a reduction of operating expenses through downsizing our workforce and consolidating our branch office network. We incurred a restructuring charge of $53.1 million in the March 2003 quarter in connection with the plan.

On April 23, 2003, our board of directors announced the reorganization of our executive management team. Michael R. Barrington stepped down as president and chief executive officer and Michael T. Miller stepped down as chief operating officer. Clifton H. Morris, Jr., chairman of the board, assumed the chief executive officer position. Daniel E. Berce was promoted from chief financial officer to president. Preston A. Miller was promoted to chief financial officer. Mark Floyd was promoted to chief operating officer.

Please see our Quarterly Report on Form 10-Q for the period ended March 31, 2003, and the exhibits attached thereto, which we incorporate by reference into this prospectus.

Our Business Model

We have developed a business model and a technology platform that we believe allow us to compete effectively in the non-prime automobile finance business throughout the United States. The key aspects of our model are:

Decentralized Marketing Platform. We derive our automobile contract purchase volume through a decentralized branch office network. We believe that the personal relationships our branch managers and other branch office personnel establish with the dealership personnel are an important factor in creating and maintaining productive relationships with our dealership customer base. A local presence enables us to more fully service dealers and be more responsive to dealer concerns and local market conditions.

Use of Proprietary Credit Scoring Models for Risk-based Pricing. We have developed and implemented a credit scoring system across our branch office network to support the branch level credit approval process. Our proprietary credit scoring models are designed to enable us to tailor each loan’s pricing and structure to a statistical assessment of the underlying credit risk. The credit scoring system was developed with the assistance of Fair, Isaac and Co., Inc. from our consumer demographic and portfolio databases. The credit scorecards we use to differentiate credit applicants and to rank order credit risk are proprietary to us.

Sophisticated Risk Management Techniques. Our centralized risk management department is responsible for monitoring the origination process, supporting management’s supervision of each branch office, tracking collateral values of our receivables portfolio and monitoring portfolio returns. The risk management department uses proprietary databases to identify concentrations of risks, to price for the risk associated with selected market segments and to endeavor to enhance the credit quality and profitability of the contracts purchased. Though originations and approvals are made on a decentralized, branch-level basis, all credit decisions are guided by our overall credit scoring strategies, credit and underwriting policies and procedures and daily monitoring process.

High Investment in Technology to Support Operating Efficiency and Growth. The use of sophisticated technology in both loan origination and servicing has enabled us to become a low-cost provider in the non-prime automobile finance market. Our annualized ratio of operating expenses to average managed receivables was 2.5% for the nine months ended March 31, 2003, 3.4% for fiscal year 2002 and 6.2% for fiscal year 1997. Because of our investment in technology, we have been able to increase our total managed portfolio, thereby allowing us to become more cost efficient by taking advantage of economies of scale.

The Offering

Common stock offered by the selling stockholders (1)	1,287,691 shares

Common stock outstanding as of April 30, 2003	156,281,125 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares of our common stock covered by this prospectus

New York Stock Exchange symbol	ACF

(1)	Consists of 1,287,691 shares of our common stock issuable upon full exercise of the warrants, absent any adjustment to the terms of the warrants.

The selling stockholders may sell the shares of our common stock subject to this prospectus from time to time and may also decide not to sell all of the shares the selling stockholders are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Furthermore, the selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise.

Corporate Information

Our principal executive offices are located at 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102 and our telephone number is (817) 302-7000. Our website is located at www.americredit.com. Information contained on our website is not a part of this prospectus.

RISK FACTORS

An investment in our common stock is risky. Prior to making a decision about investing in our common stock, you should carefully consider the following risk factors and the risk factors described in any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, including those not presently known to us, or that we currently see as immaterial, may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.

Our ability to continue to purchase contracts and to fund our business is dependent on a number of financing sources.

Dependence on Warehouse Financing. We depend on warehouse facilities with financial institutions to finance our purchase of contracts pending a whole loan sale or securitization. We have two warehouse credit facilities with various financial institutions providing for available borrowings of up to a total of approximately $2,200 million, subject to defined borrowing bases. We have a $250 million commercial paper facility, which matures in September 2003 and a $1,950 million commercial paper facility of which $200 million matures in March 2004 and the remaining $1,750 million matures in March 2005.

We also have three medium term note facilities with administrative agents on behalf of institutionally managed medium term note conduits that in the aggregate provide $1,750 million of receivables financing. We have a $500 million facility that matures in December 2003, a $750 million facility which matures in June 2004 and a $500 million facility which matures in February 2005. In accordance with our plan to realign our warehouse capacity with our lower loan origination volume, we intend to repay and exercise our right to cancel the $500 million medium term note facility that matures in December 2003 during the quarter ending June 30, 2003.

We cannot guarantee that any of these financing resources will continue to be available beyond the current maturity dates at reasonable terms or at all. The availability of these financing sources depends on factors outside of our control, including regulatory capital treatment for unfunded bank lines of credit and the availability of bank liquidity in general. If we are unable to extend or replace these facilities and arrange new warehouse credit facilities or medium term note facilities, we will have to curtail contract purchasing and originating activities, which would have a material adverse effect on our financial position and results of operations.

Our warehouse credit and medium term note facilities contain restrictions and covenants that require us to maintain specified financial ratios and satisfy specified financial tests, including maintenance of asset quality and portfolio performance tests. Failure to meet any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. If an event of default occurs under these agreements, the lenders could elect to declare all amounts outstanding under these agreements to be immediately due and payable, enforce their interests against collateral pledged under these agreements and restrict our ability to obtain additional borrowings under these agreements. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot guarantee that we will meet those financial ratios and tests.

Dependence on Whole Loan Purchase Facilities. In March 2003, we entered into a whole loan purchase facility under which we transferred $1 billion of automobile receivables to a special purpose finance subsidiary that is wholly-owned by us and received an advance of $875 million. While we cannot guarantee that we will be able to enter into similar whole loan purchase facilities in the future, we believe that the use of whole loan purchase facilities is an additional alternative to meeting some of our liquidity needs.

Dependence on Securitization Program. Since December 1994, we have relied upon our ability to aggregate and sell receivables in the asset-backed securities market to generate cash proceeds for repayment of warehouse facilities and to purchase additional contracts from automobile dealers. Accordingly, adverse changes in our asset-backed securities program or in the asset-backed securities market for automobile receivables generally could materially adversely affect our ability to purchase and resell loans on a timely basis and upon terms reasonably favorable to us. Any adverse change or delay would have a material adverse effect on our liquidity and our financial position.

Dependence on Credit Enhancement. To date, all but three of our securitizations in the United States have utilized credit enhancement in the form of financial guaranty insurance policies, in order to achieve AAA/Aaa ratings. These ratings may reduce the costs of securitizations relative to alternative forms of financing available to us and enhance the marketability of these transactions to investors in asset-backed securities. All but two of these insured transactions have been insured by Financial Security Assurance Inc., or FSA. The financial guaranty insurance providers are not required to insure our securitizations, and there can be no assurance that they will continue to do so or that our future securitizations will be similarly rated. Our insurance providers’ willingness to insure our future securitizations is subject to many factors beyond our control, including concentrations of risk with any given insurance provider, the insurance providers’ own rating considerations, their ability to cede this risk to reinsurers and the performance of the portion of our portfolio for which the insurer has provided insurance. Likewise, we are not required to utilize financial guaranty insurance policies issued by any particular insurer or any other form of credit enhancement in connection with our securitizations. We utilize reinsurance and other credit enhancement alternatives to reduce the initial cash deposit related to our securitizations. Alternatively, in lieu of relying on a financial guaranty insurance policy, we have sold subordinate asset-backed securities in order to provide credit enhancement for the senior asset-backed securities and reduce the initial credit enhancement deposit required for the securitization program. A downgrading of any of our insurance provider’s credit ratings, their withdrawal of credit enhancement, an increase in required credit enhancement levels or the lack of availability of alternative credit enhancements, such as reinsurance or senior subordinated structures, for our securitization program could result in higher interest costs for our future securitizations and larger initial cash deposit requirements. The absence of a financial guaranty insurance policy may also impair the marketability of our securitizations. These events could have a material adverse effect on our financial position, liquidity and results of operations.

We will continue to require the execution of securitization transactions in order to fund our lending activities through calendar 2003. We believe that we must utilize a securitization structure involving the purchase of a financial guaranty insurance policy in order to execute a transaction based on current market conditions. FSA has indicated to us that it is unlikely to provide insurance for our securitizations for the first half of calendar 2003. Accordingly, we will continue to purchase financial guaranty insurance policies from other providers, as we did for our April 2003 securitization transaction. There can be no assurance that funding will be available to us through the execution of securitization transactions or, if available, that it will be on acceptable terms. If we are unable to execute securitization transactions on a regular basis, we would not have sufficient funds to meet our liquidity needs and, in such event, we would be required to further revise the scale of our business, including possible discontinuation of loan origination activities, which would have a material adverse effect on our ability to achieve our business and financial objectives.

Liquidity and Capital Needs. Our ability to fund our lending activities and planned capital expenditures depends on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We require substantial amounts of cash to fund our contract purchase, whole loan purchase facilities and securitization activities. Although we have historically recognized a gain on the sale of receivables upon the closing of a securitization, we typically receive the cash representing that gain over the actual life of the receivables securitized. We also incur significant transaction costs in connection with a whole loan purchase facility or securitization. Furthermore, we may be required to make substantial estimated federal income tax payments before we receive distributions of excess cash flow from securitization trusts. Accordingly, our strategy of securitizing or transferring into a whole loan purchase facility substantially all of our newly purchased receivables requires substantial amounts of cash.

We expect to continue to require substantial amounts of cash even as we implement strategies to decrease our growth. Our primary cash requirements include the funding of: (1) contract purchases pending their securitization or transfer to a whole loan purchase facility; (2) credit enhancement requirements in connection with the securitization of the receivables; (3) interest and principal payments under warehouse facilities, our senior notes and other indebtedness; (4) fees and expenses incurred in connection with the securitization and servicing of receivables; (5) capital expenditures for technology and facilities; (6) ongoing operating expenses; and (7) any required income tax payments.

For our primary sources of liquidity, we depend upon finance charges on loans owned by us, servicing fees and distributions from securitization trusts, borrowings under our warehouse credit facilities, sales of automobile receivables through securitizations and whole loan purchase transactions and issuances of debt or equity securities.

The funding agreements for our warehouse credit facilities contain various covenants requiring certain minimum financial ratios and portfolio performance ratios. As of March 31, 2003, none of our warehouse credit facilities had financial ratios or portfolio performance ratios in excess of the targeted levels.

We will continue to require the execution of securitization and whole loan purchase transactions as well as the renewal of our existing warehouse facilities, in order to fund our future liquidity needs. There can be no assurance that funding will be available to us through these sources or, if available, that it will be on terms acceptable to us. If these sources of funding are unavailable to us on a regular basis, we will be required to significantly decrease loan originations and implement significant expense reductions, all of which may have a material adverse affect on our ability to achieve our business and financial objectives.

Our securitization transaction entered into in April 2003 required higher initial and target enhancement levels. We anticipate that required credit enhancement levels will be at these higher levels on additional securitization transactions completed in calendar 2003, requiring the use of additional liquidity to support our securitization program.

Our substantial indebtedness could adversely affect our financial health.

We currently have substantial outstanding indebtedness. Our ability to make payments of principal or interest on, or to refinance, our indebtedness will depend on our future operating performance and our ability to enter into additional securitizations, whole loan purchase facilities and debt and equity financings, which is subject to economic, financial, competitive and other factors beyond our control.

If we are unable to generate sufficient cash flow in the future to service our debt, we may be required to refinance all or a portion of our existing debt or to obtain additional financing. There can be no assurance that any refinancing would be possible or that any additional financing could be obtained on acceptable terms. The inability to obtain additional financing could have a material adverse effect on our financial position, liquidity and results of operations.

The degree to which we are leveraged creates risks, including: (1) we may be unable to satisfy our obligations under our outstanding indebtedness; (2) we may be more vulnerable to adverse general economic and industry conditions; (3) we may find it more difficult to fund future working capital, capital expenditures, acquisitions and general corporate requirements; and (4) we may have to dedicate a substantial portion of our cash resources to the payment of principal and interest on indebtedness outstanding thereby reducing the funds available for operations and future business opportunities. Our warehouse facilities and our senior note indentures restrict our ability to, among other things (1) sell or transfer assets; (2) incur additional debt; (3) repay other debt; (4) pay dividends; (5) make certain investments or acquisitions; (6) repurchase or redeem capital stock; (7) engage in mergers or consolidations; and (8) engage in certain transactions with subsidiaries and affiliates.

The warehouse credit facilities and the senior note indentures also require us to comply with certain financial ratios, covenants and asset quality maintenance requirements. These restrictions may interfere with our ability to obtain financing, may reduce our access to cash or interfere in our ability to engage in other necessary or desirable business activities.

If we cannot comply with the requirements in our warehouse credit facilities and our senior note indentures, or if our senior debt ratings are downgraded, then the lenders may increase our borrowing costs. These lenders may also require us to use all of our available cash to repay our debt, foreclose upon their collateral or prevent us from making payments to other creditors on certain portions of our outstanding debt.

We may not be able to obtain a waiver of these provisions or refinance our debt, if needed. In such a case, our business, results of operations, liquidity and financial condition would suffer.

Defaults and prepayments on contracts purchased or originated by us could adversely affect our operations.

Our results of operations, financial condition and liquidity depend, to a material extent, on the performance of contracts purchased and held by us prior to their transfer to a securitization transaction as well as the subsequent performance of receivables transferred to securitization trusts. Obligors under contracts acquired or originated by us may default or prepay during the period prior to their transfer in a securitization transaction or if they remain owned by us. We bear the full risk of losses resulting from defaults during such period. The longer we hold contracts prior to their transfer to a securitization trust, the longer we are exposed to this risk. In the event of a default, the collateral value of the financed vehicle usually does not cover the outstanding loan balance and costs of recovery. We maintain an allowance for loan losses on loans owned by us, which reflects management’s estimates of inherent losses for these loans. If the allowance is inadequate, then we would recognize as an expense the losses in excess of that allowance, and results of operations could be adversely affected.

We also retain a substantial portion of the default and prepayment risk associated with the receivables that we sell pursuant to our securitizations. A large component of the gain historically recognized on these sales and the corresponding assets recorded on our balance sheet are credit enhancement assets which consist of investments in trust receivables, or overcollateralization, restricted cash and interest-only receivables from trusts. Interest-only receivables from trusts are based on the present value of estimated future excess cash flows from the securitized receivables expected to be received by us. Credit enhancement assets are calculated on the basis of management’s assumptions concerning, among other things, defaults. Actual defaults may vary from management’s assumptions, possibly to a material degree. As of March 31, 2003, credit enhancement assets totaled $1,479 million.

In connection with our decision to change the structure of our securitizations entered into after September 30, 2002, to be accounted for as financings rather than sales, we will bear the full risk of losses from defaults during the term of the contracts, even though these contracts may be securitized.

We are required to deposit substantial amounts of the cash flows generated by our interests in our securitizations into additional credit enhancement. Credit enhancement assets related to our securitizations that have involved the issuance of a financial guaranty insurance policy are currently pledged to our financial guaranty insurance providers as security for our obligation to reimburse it for any amounts that may be paid out on financial guaranty insurance policies. Credit enhancement assets related to our securitizations that have involved the sale of subordinate securities also cannot be accessed by us since these assets are available only as security to protect investors in such securitizations against losses.

We regularly measure our default and other assumptions against the actual performance of securitized receivables. If we were to determine, as a result of such regular review or otherwise, that we underestimated defaults, or that any other material assumptions were inaccurate, we would be required to reduce the carrying value of our credit enhancement assets. If the change in assumptions and the impact of the change on the value of the credit enhancement assets were deemed other-than-temporary, we would record a charge to income. Future cash flows from securitization trusts may also be less than expected, and our results of operations and liquidity would be adversely affected, possibly to a material degree. In addition, an increase in defaults would reduce the size of our servicing portfolio, which would reduce our servicing fee income, further adversely affecting results of operations and cash flows. A material write-down of credit enhancement assets and the corresponding decreases in earnings and cash flow could limit our ability to service debt and to enter into future securitizations and other financings. Although we believe that we have made reasonable assumptions as to the future cash flows of the various pools of receivables that have been sold in securitization transactions, actual rates of default may differ from those assumed, and other assumptions may be required to be revised upon future events.

The negative performance of auto contracts in our portfolio could adversely affect our cash flow and servicing rights.

Generally, the form of credit enhancement agreements we enter into with our financial guaranty insurance providers in connection with securitization transactions contain specified limits on portfolio performance ratios (delinquency, default and loss triggers) on the receivables included in each securitization trust. If, at any measurement date, a portfolio performance ratio with respect to any trust were to exceed the specified limits, provisions of the credit enhancement agreement would automatically increase the level of credit enhancement requirements for that trust, if a waiver was not obtained. During the period in which the specified portfolio performance ratio was exceeded, excess cash flows, if any, from the trust would be used to fund the increased credit enhancement levels instead of being distributed to us, which would have an adverse effect on our cash flows. Further, the credit enhancement requirements for each securitization trust in which FSA issues a financial guaranty insurance policy are cross-collateralized to the credit enhancement requirements established in connection with each of our other FSA-insured securitization trusts, so that excess cash flows from a performing securitization trust insured by FSA may be used to support increased credit enhancement requirements for a non-performing securitization trust insured by FSA, which would further restrict excess cash flows available to us.

Our securitization transactions in October 2002 and April 2003 are cross-collateralized to the limited extent that if there is a credit enhancement shortfall after a certain period of time in the base credit enhancement amount in one transaction, excess cash flow from the other transaction would be used to satisfy the shortfall amount. In addition, these transactions are cross-collateralized so that excess cash flow from the April 2003 transaction would be utilized to satisfy any increased credit enhancement requirements for the October 2002 transaction if a secured party receives a notice of a rating agency review for downgrade or if there is a downgrade of any class of notes (without taking into consideration the presence of the financial guaranty insurance policy).

In our securitization transactions that are covered by financial guaranty policies, agreements with the insurers provide that if portfolio performance ratios (delinquency, default or net loss triggers) in a trust’s pool of receivables exceed certain targets, the specified credit enhancements levels would be increased. If a targeted portfolio peformance ratio were exceeded in any FSA-insured securitization and a waiver was not granted by FSA, excess cash flows from all of our FSA-insured securitizations would be used by the insurer to increase credit enhancement for the securitization in which a ratio was exceeded to higher specified levels rather than being distributed to us. If a targeted portfolio performance ratio were exceeded in any FSA-insured securitization transaction for an extended period of time in larger or multiple securitizations requiring a greater amount of additional credit enhancement, there would be a material adverse effect on our liquidity.

In March 2003, we exceeded our targeted net loss triggers in three FSA-insured securitization transactions. A waiver was not granted by FSA. Accordingly, $19 million in cash generated by FSA-insured securitization transactions otherwise distributable to us by the trusts in March 2003 was used to fund increased credit enhancement levels for the securitizations that breached their net loss triggers. We believe that it is probable that net loss triggers on additional FSA-insured securitization trusts will exceed targeted levels during calendar 2003 and possible that net loss triggers may be exceeded in 2004 on additional FSA-insured securitization trusts.

We do not expect waivers to be granted by FSA in the future with respect to securitizations that have breached net loss triggers and estimate that cash otherwise distributable to us by the trusts on FSA-insured securitization transactions will continue to be used to increase credit enhancement for FSA-insured transactions through fiscal 2004 rather than be released to us.

The prolonged weakness in the economy has resulted in our experiencing lower payment rates in late-stage delinquencies. Accordingly, we have implemented a more aggressive strategy for repossessing and liquidating these delinquent accounts. We anticipate that our new strategy should result in the delinquency ratios being maintained below targeted levels. If there is continued instability or further deterioration in the economy, however, targeted delinquency levels could be exceeded in certain FSA-insured securitization trusts. Should targeted delinquency levels be exceeded, there would be further increases in required credit enhancement levels only for securitization transactions that have not already breached their net loss triggers.

The agreements with our financial guaranty insurance providers contain additional specified targeted portfolio performance ratios which are higher than the limits referred to in the preceding paragraphs. If, at any measurement date, the targeted portfolio performance ratios with respect to any insured trust were to exceed these additional levels, provisions of the agreements permit our financial guaranty insurance providers to terminate our servicing rights to the receivables sold to that trust. In addition, the servicing agreements on certain insured securitization trusts are cross-defaulted so that a default under one servicing agreement would allow the financial guaranty insurance provider to terminate our servicing rights under all servicing agreements concerning securitization trusts in which they issued a financial guaranty insurance policy. Although we have never exceeded these additional targeted portfolio performance ratios, nor do we believe that the portfolio will exceed these limits, there can be no assurance that our servicing rights with respect to the automobile receivables in any trust will not be terminated if such targeted portfolio performance ratios are breached, if we breach our obligations under the servicing agreements, if the financial guaranty insurance provider is required to make payments under a policy, or if certain bankruptcy or insolvency events were to occur. As of March 31, 2003, no such termination events have occurred with respect to any of the trusts formed by us.

Failure to implement our business strategy could adversely affect our operations.

Our financial position and results of operations depend on our management’s ability to execute our business strategy. Key factors involved in the execution of the business strategy include:

•	achieving the desired contract purchase volume;

•	continued and successful use of proprietary scoring models for risk assessment and risk-based pricing;

•	the use of sophisticated risk management techniques;

•	continued investment in technology to support operating efficiency and growth; and

•	continued access to significant funding and liquidity sources.

Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity and results of operations.

There is a high degree of risk associated with non-prime borrowers.

We specialize in purchasing and servicing non-prime automobile receivables. Non-prime borrowers are associated with higher-than-average delinquency and default rates. While we believe that we effectively manage these risks with our proprietary credit scoring system, risk-based loan pricing and other underwriting policies and collection methods, no assurance can be given that these criteria or methods will be effective in the future. In the event that we underestimate the default risk or under-price contracts that we purchase, our financial position, liquidity and results of operations would be adversely affected, possibly to a material degree.

We are subject to general economic conditions which are beyond our control.

General. During periods of economic slowdown or recession, such as the United States economy is experiencing, delinquencies, defaults, repossessions and losses generally increase. These periods also may be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding loans, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Because we focus on non-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these loans are higher than those experienced in the general automobile finance industry and could be more dramatically affected by a general economic downturn. In addition, during an economic slow down or recession, our servicing costs may increase without a corresponding increase in our servicing fee income. While we seek to manage the higher risk inherent in loans made to non-prime borrowers through the underwriting criteria and collection methods we employ, no assurance can be given that these criteria or methods will afford adequate protection against these risks. Any sustained period of increased delinquencies, defaults, repossessions or losses or increased servicing costs could also adversely affect our financial position, liquidity and results of operations and our ability to enter into future securitizations.

Wholesale Auction Values. We sell repossessed automobiles at wholesale auction markets located throughout the United States and Canada. Auction proceeds from the sale of repossessed vehicles and other recoveries are usually not sufficient to cover the outstanding balance of the contract, and the resulting deficiency is charged-off. Decreased auction proceeds resulting from the depressed prices at which used automobiles may be sold during periods of economic slowdown or recession, such as the United States economy is experiencing, will result in higher credit losses for us. Furthermore, depressed wholesale prices for used automobiles may result from significant liquidations of rental or fleet inventories, and from increased volume of trade-ins due to promotional financing programs offered by new vehicle manufacturers. Our recoveries as a percentage of repossession charge-offs declined to 42% for the nine months ended March 31, 2003, from 48% in fiscal 2002, 51% in fiscal 2001 and 53% in fiscal 2000, and there can be no assurance that our recovery rates will stabilize or improve in the future.

Interest Rates. Our profitability may be directly affected by the level of and fluctuations in interest rates, which affects the gross interest rate spread we earn on our receivables. As the level of interest rates increase, our gross interest rate spread on new originations will generally decline since the rates charged on the contracts originated or purchased from dealers are limited by statutory maximums, restricting our opportunity to pass on increased interest costs. We believe that our profitability and liquidity could be adversely affected during any period of higher interest rates, possibly to a material degree. We monitor the interest rate environment and employ pre-funding and other hedging strategies designed to mitigate the impact of changes in interest rates. We can provide no assurance, however, that pre-funding or other hedging strategies will mitigate the impact of changes in interest rates.

Labor Market Conditions. Competition to hire personnel possessing the skills and experience we require could contribute to an increase in our employee turnover rate. High turnover or an inability to attract and retain qualified replacement personnel could have an adverse effect on our delinquency, default and net loss rates and, ultimately, our financial condition, results of operations and liquidity.

We may be unable to successfully compete in our industry.

Competition in the field of non-prime automobile finance is intense. The automobile finance market is highly fragmented and is served by a variety of financial entities including:

•	the captive finance affiliates of major automotive manufacturers;

•	banks;

•	thrifts;

•	credit unions; and

•	independent finance companies.

Many of these competitors have substantially greater financial resources and lower costs of funds than we do. In addition, our competitors often provide financing on terms more favorable to automobile purchasers or dealers than we offer. Many of these competitors also have long standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing, including dealer floor plan financing and leasing, which we do not provide. Providers of automobile financing have traditionally competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. In seeking to establish ourselves as one of the principal financing sources at the dealers we serve, we compete predominately on the basis of our high level of dealer service and strong dealer relationships and by offering flexible loan terms. There can be no assurance that we will be able to compete successfully in this market or against these competitors.

Our business would be adversely affected if we lost our licenses or if in the future more burdensome government regulations were enacted.

Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations.

In most states in which we operate, a consumer credit regulatory agency regulates and enforces laws relating to consumer lenders and sales finance agencies such as us. These rules and regulations generally provide for licensing of sales finance agencies, limitations on the amount, duration and charges, including interest rates, for various categories of loans, requirements as to the form and content of finance contracts and other documentation, and restrictions on collection practices and creditors’ rights. In certain states, we are subject to periodic examination by state regulatory authorities. Some states in which we operate do not require special licensing or provide extensive regulation of our business.

We are also subject to extensive federal regulation, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These laws require us to provide certain disclosures to prospective borrowers and protect against discriminatory lending practices and unfair credit practices. The principal disclosures required under the Truth in Lending Act include the terms of repayment, the total finance charge and the annual percentage rate charged on each loan. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. In addition, the credit scoring system we use must comply with the requirements for such a system as set forth in the Equal Credit Opportunity Act and Regulation B. The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. Additionally, we are subject to the Gramm-Leach-Bliley Act, which requires us to maintain privacy with respect to certain consumer data in our possession and to periodically communicate with consumers on privacy matters. We are also subject to the Soldiers’ and Sailors’ Civil Relief Act, which requires us to reduce the interest rate charged on each loan to customers who have subsequently joined the military.

The dealers who originate automobile finance contracts we purchase also must comply with both state and federal credit and trade practice statutes and regulations. Failure of the dealers to comply with these statutes and regulations could result in consumers having rights of rescission and other remedies that could have an adverse effect on us.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable local, state and federal regulations. There can be no assurance, however, that we will be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could have a material adverse effect on our operations. Further, the adoption of additional, or the revision of existing, rules and regulations could have a material adverse effect on our business.

Our stock price may be volatile.

The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate significantly in the future. In addition, the securities markets have experienced significant price and volume fluctuations and the market prices of the securities of finance-related companies, including automobile finance companies, have been especially volatile. Such fluctuations can result from:

•	quarterly variations in operating results;

•	changes in analysts’ estimates;

•	monthly reported performance of our securitization trusts;

•	short-selling of our common stock;

•	events affecting other companies that investors deem to be comparable to us;

•	factors which have the effect of increasing, or which investors believe may have the effect of increasing, our cost of funds, including any downgrade in our credit ratings by major rating agencies; and

•	general economic trends and conditions.

Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. Securities class action litigation could result in substantial costs and a diversion of management’s attention and resources.

We are involved and will likely continue to be a party to litigation.

As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud and breach of contract. Some litigation against us could take the form of class action complaints by consumers. As the assignee of finance contracts originated by dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.

Several complaints have been filed by shareholders against us and certain of our officers and directors alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The lawsuits, all of which seek class action status, have been consolidated into one action pending in the United States District Court located in Fort Worth, Texas. The consolidated lawsuit claims that deferments were improperly granted by us to avoid delinquency triggers in securitization transactions and enhance cash flow, thereby causing us to misrepresent our financial performance throughout the alleged class period.

Additionally, on February 27, 2003, we were served with a shareholder’s derivative action filed in the United States District Court for the Northern District of Texas, Fort Worth Division, entitled Mildred Rosenthal, derivatively and on behalf of nominal defendant AmeriCredit Corp. v. Clifton H. Morris, Jr., et al. This lawsuit alleges that certain of our officers and directors breached their respective fiduciary duties, violated federal and state securities laws and issued misleading statements. The substantive allegations are essentially the same as those in the above-referenced consolidated lawsuit.

Our articles of incorporation and bylaws, Texas law and contractual provisions contain provisions that could discourage a takeover.

Our articles of incorporation and bylaws contain provisions which may discourage takeover attempts. These provisions may limit shareholders’ ability to approve a transaction that shareholders may think is in their best interests. Such provisions include:

•	a requirement that certain procedures must be followed before matters can be proposed for consideration at meetings of our shareholders; and

•	the ability of the Board of Directors to fix the rights and preferences of an issue of shares of preferred stock without shareholder action.

In addition, we have a shareholder rights plan that enables our shareholders (other than a hostile acquiror) to buy our shares at a substantially discounted price if any third party were to acquire more than 15% of our common stock.

Provisions of the Texas Business Corporation Act also restrict certain business combinations with interested shareholders. The provisions of our articles of incorporation, bylaws and shareholder rights plan and of Texas law are intended to encourage potential acquirors to negotiate with us and allow the Board of Directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control.

In addition, the terms of our employment agreements with our senior executives contain provisions calling for payments upon a change of control, and our option agreements vest immediately upon occurrence of a change in control. These provisions could have the effect of increasing the cost of a change in control and thereby delay or hinder such a change in control. Some of our credit facilities and warehouse facilities also have provisions which give rise to events of default on the occurrence of a change in control. These provisions could have the effect of increasing the cost of a change in control of us.

FORWARD-LOOKING STATEMENTS

This prospectus, any supplements to this prospectus and the documents incorporated by reference contain certain forward-looking statements about our financial condition, results of operations and business. These statements may be made expressly in this document, or may be “incorporated by reference” to other documents we have filed with the Securities and Exchange Commission. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “continue,” “likely,” “will,” “may,” “should,” “future,” or similar expressions used in this prospectus, any supplements to this prospectus or documents incorporated by reference.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the risk factors contained in the section entitled “Business–Risk Factors” in our Annual Report on Form 10-K for the year ended June 30, 2002 and the following:

•	our continued reliance on our warehouse facilities, securitization program, whole loan purchase facilities and credit enhancement arrangements;

•	our ability to make payments of principal and interest on, or refinance, our substantial indebtedness;

•	our exposure to the risk of increases in defaults and prepayments of contracts purchased and held by us prior to their securitization and the subsequent performance of receivables held in securitization trusts;

•	changes in the delinquency, default and loss rates on the receivables included in each securitization trust;

•	failure to implement our business strategy as it may be revised from time to time;

•	the high degree of risk associated with non-prime borrowers;

•	general economic conditions, including wholesale auction values, interest rates and labor market conditions;

•	our ability to successfully compete in our industry; and

•	our ability to maintain the material licenses and permits required for our operations.

Because these forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus, any supplements to this prospectus or, in the case of documents incorporated by reference, as of the date of such documents.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus or any supplements to this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements.

Additional information about issues that could lead to material changes in our results, performance or achievements is contained in our filings with the Securities and Exchange Commission.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders pursuant to this prospectus. We will receive proceeds from the issuance of shares of our common stock upon the exercise of the warrants to the extent the warrants are exercised for cash. We intend to use any proceeds from the exercise of warrants for working capital and other general corporate purposes. The warrants also contain a “net exercise” provision, by which selling stockholders may elect to exercise the warrants without paying cash. Pursuant to that provision, to the extent the exercise price per warrant share is less than the market price per share at the time of exercise, the exercising holder can acquire shares by surrendering a portion of the warrant shares, as determined under the terms of the warrant agreement. If all of the outstanding warrants are exercised for cash, we would receive aggregate gross proceeds of approximately $11.6 million.

SELLING STOCKHOLDERS

On September 26, 2002, we entered into a warrant agreement with FSA Portfolio Management Inc., pursuant to which we issued five-year warrants to purchase 1,287,691 shares of our common stock exercisable at $9.00 per share. The exercise price and number of shares of our common stock issuable upon exercise may be adjusted if events specified in the warrant agreement occur. Instead of issuing fractional shares upon exercise of the warrants, we will pay an amount in cash equal to the current market value of the fractional share. The common stock offered by this prospectus shall be adjusted to cover any additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions. Although we will receive the exercise price of the warrants that are exercised by the selling stockholders to the extent that the warrants are exercised for cash, we will not receive any proceeds from the sale of the shares offered by the selling stockholders. The warrants also contain a “net exercise” provision, by which selling stockholders may elect to exercise their warrants without paying cash. See “Plan of Distribution.”

Pursuant to the warrant agreement, we agreed to file with the Securities and Exchange Commission no later than February 28, 2003, a registration statement covering the resale of all of our common stock covered by this prospectus pursuant to Rule 415 of the Securities Act of 1933. In February 2003, FSA Portfolio Management Inc. agreed to the filing of this registration concurrently with the filing of our Quarterly Report on Form 10-Q for the period ending March 31, 2003. Accordingly, we filed a Registration Statement on Form S-3, of which this prospectus forms a part, on May 15, 2003, with respect to the resale of these shares from time to time. In addition, we agreed in the warrant agreement to use our commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act of 1933 as promptly as possible thereafter, and use our commercially reasonable efforts to keep the registration statement effective until the shares of our common stock covered by this prospectus have been sold or may be sold without registration or prospectus delivery requirements under the Securities Act of 1933, subject to certain restrictions.

Our Relationships with the Selling Stockholders

FSA Portfolio Management Inc. is an affiliate of Financial Security Assurance Inc., or FSA. FSA has historically provided a financial guaranty policy on certain of our securitizations in order to achieve AAA/Aaa ratings. As of the date of this prospectus, all but five of our securitizations in the United States have financial guaranty insurance policies issued by FSA. These ratings may reduce the costs of securitizations relative to alternative forms of financing available to us and enhance the marketability of these transactions to investors in asset-backed securities. FSA is not required to insure our securitizations, and there can be no assurance that they will continue to do so or that our future securitizations will be similarly rated. FSA’s willingness to insure our future securitizations is subject to many factors beyond our control, including concentrations of risk with FSA, FSA’s own rating considerations, FSA’s ability to cede this risk to reinsurers and the performance of our portfolio for which FSA has provided insurance. FSA has indicated that it is unlikely to provide insurance for our securitizations for the first half of calendar 2003.

The warrant agreement was entered into in response to our concern that certain of our securitization trusts would likely exceed specified delinquency rates and other portfolio performance measures due to the deteriorating economy and seasonality. In exchange for entering into the warrant agreement, FSA agreed to revise the targeted delinquency trigger levels on securitizations insured by it through and including the March 2003 distribution date.

Other than as set forth above, we have had no material relationship with any of the selling stockholders during the past three years.

Selling Stockholders Table

We have filed a registration statement with the Securities and Exchange Commission, of which this prospectus forms a part, with respect to the resale of our common stock covered by this prospectus from time to time under Rule 415 of the Securities Act of 1933. Our common stock being offered by this prospectus is being registered to permit secondary public trading of our common stock. Subject to the restrictions described in this prospectus, the selling stockholders may offer our common stock covered under this prospectus for resale from time to time. The shares of our common stock covered, as to their resale, under this prospectus include shares issuable upon exercise of the warrants, including any additional shares issuable to prevent dilution as a result of stock splits, stock dividends or similar events. In addition, subject to the restrictions described in this prospectus, the selling stockholders may sell, transfer or otherwise dispose of all or a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act of 1933. See “Plan of Distribution.”

The table below presents information as of April 30, 2003, regarding the selling stockholders and the shares that the selling stockholders (and their pledgees, assignees, transferees and other successors in interest) may offer and sell from time to time under this prospectus. More specifically, the following table sets forth as to the selling stockholders:

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

•	the number of shares of our common stock that may be offered for resale for the selling stockholders’ accounts under this prospectus; and

•	the number and percent of shares of our common stock to be held by the selling stockholders after the offering of the resale shares, assuming all of the resale shares are sold by the selling stockholders and that the selling stockholders do not acquire any other shares of our common stock prior to their assumed sale of all of the resale shares.

The table is prepared based on information supplied to us by the selling stockholders. Although we have assumed for purposes of the table below that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales. In addition, the selling stockholders may have sold, transferred or otherwise disposed of the warrants in transactions exempt from the registration requirements of the Securities Act of 1933 since the date the selling stockholders provided the information regarding their securities holdings. Information covering the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus.

The applicable percentages of ownership are based on an aggregate of 156,281,125 shares of our common stock issued and outstanding on April 30, 2003. The number of shares beneficially owned by the selling stockholders is determined under rules promulgated by the Securities and Exchange Commission.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered (2)	Shares Beneficially Owned After Offering
	Number (2)	Percent		Number	Percent
FSA Portfolio Management Inc.(1)	1,287,691	*	1,287,691	—	—

Any pledgees, assignees, transferees and other successors in interest of the selling stockholders (3)(4)	—	—	—	—	—

*	Less than 1%.

(1)	Consists of 1,287,691 shares of common stock issuable upon exercise of the warrants.
(2)	Includes shares of common stock issuable pursuant to anti-dilution and related provisions of the warrant agreement. Information concerning the allocation of these shares to the selling stockholders will be set forth in one or more prospectus supplements from time to time, if required.
(3)	Information concerning other selling stockholders will be set forth in one or more prospectus supplements from time to time, if required.
(4)	Assumes that any pledgees, assignees, transferees and other successors in interest do not beneficially own any of our common stock other than common stock issuable or issued upon exercise of the warrants.

PLAN OF DISTRIBUTION

The selling stockholders may from time to time offer and sell their shares of common stock offered by this prospectus. We have registered their shares for resale to provide them with freely tradable securities. However, registration does not necessarily mean that they will offer and sell any or all of their shares.

Offer and Sale of Shares

The selling stockholders, or their pledgees, assignees, transferees or other successors in interest, may offer and sell their shares of common stock in the following manner:

•	in the New York Stock Exchange or otherwise at prices and at terms then prevailing or at prices related to the then current market price;

•	at fixed prices; or

•	in privately negotiated transactions.

The selling stockholders, or their pledgees, assignees, transferees or other successors in interest, may sell their shares of common stock in one or more of the following types of transactions:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	a broker or dealer may purchase as principal and resell such shares for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the New York Stock Exchange;

•	by writing options;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	any combination of the foregoing, or any other available means allowable under law.

From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a “selling stockholder” for purposes of this prospectus. The number of shares of common stock beneficially owned by a selling stockholder may decrease as and when it takes such actions. The plan of distribution for the selling stockholder’s shares of common stock sold under this prospectus will otherwise remain unchanged, except that such pledgee, assignee, transferee or other successor in interest will be a selling stockholder hereunder.

A selling stockholder may enter into hedging, derivative or short transactions with broker-dealers in connection with sales or distributions of the shares or otherwise. In these transactions, brokers-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. A selling stockholder also may sell shares short and redeliver the shares to close out short positions and engage in derivative or hedging transactions. A selling stockholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. A selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares or upon a default the broker-dealer may sell the pledged shares under this prospectus.

Selling Through Brokers and Dealers

The selling stockholders may select brokers or dealers to sell their shares of common stock. Brokers or dealers that the selling stockholders engage may arrange for other brokers or dealers to participate in selling such shares. The selling stockholders may give such brokers or dealers commissions or discounts or concessions in amounts to be negotiated immediately before any sale. In connection with such sales, these brokers or dealers, any other participating brokers or dealers, and the selling stockholders and certain pledgees, assignees, transferees and other successors in interest, may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with the sale of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Supplemental Prospectus Regarding Material Arrangements

If and when a selling stockholder notifies us that it has entered into a material arrangement with a broker or dealer for the sale of its shares of common stock offered by this prospectus through a block trade, special offering, exchange or secondary distribution or a purchase by a broker or dealer, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Securities Act of 1933.

Expenses of Selling Stockholders

The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders. While we will pay substantially all of the expenses incident to the registration of the selling stockholders’ shares, we will not be responsible for discounts or commissions paid to such brokers or dealers.

Compliance with State Securities Laws

We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, other than the United States. In certain states, the selling stockholders may not offer or sell their shares of common stock unless (1) we have registered or qualified such shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states’ securities laws, the selling stockholders must offer and sell their shares of common stock only through registered or licensed brokers or dealers.

Limitations Imposed by Exchange Act of 1934 Rules and Regulations

Certain provisions of the Securities Exchange Act of 1934, and related rules and regulations, will apply to the selling stockholders and any other person engaged in a distribution of shares of the common stock. Such provisions may (1) limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders or such other person; (2) affect the marketability of such stock; and (3) affect the brokers’ and dealers’ market-making activities with respect to such stock.

Suspension of this Offering

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholders.

LEGAL MATTERS

Our legal counsel, Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas, will pass upon the validity of the issuance of the common stock being offered by this prospectus.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended June 30, 2002 have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at Woolworth Building, 233 Broadway, New York, NY 10279 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. We also file such information with the New York Stock Exchange. Such reports, proxy statements and other information may be read and copied at 20 Broad Street, New York, New York 10005.

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the offering of securities under this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement on Form S-3. You will find additional information about us and our securities in the registration statement on Form S-3. All statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed by us with the Securities and Exchange Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities offered hereby are sold or this offering is terminated:

•	Our Annual Report on Form 10-K for the year ended June 30, 2002 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2002 Annual Meeting of Shareholders and our Annual Report to Shareholders);

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2002;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2002;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2002;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2003;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2003;

•	The description of the common stock contained in our Form 8-A, dated October 4, 1989, including any amendment or report filed to update this description; and

•	The description of our preferred stock contained in our Form 8-A12B, dated August 29, 1997, including any amendment or report filed to update this description.

Any information in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the Securities and Exchange Commission that also is incorporated or deemed to be incorporated by reference in this prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be part of this prospectus.

You may request a copy of these filings at no cost, by writing or telephoning AmeriCredit Corp., 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102, Attention: Preston A. Miller, Chief Financial Officer, telephone: (817) 302-7000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the distribution of the securities covered by this Registration Statement. All of the expenses will be borne by the Company except as otherwise indicated.

SEC Registration Fee	$791.72
Legal Fees and Expenses	10,000.00
Accounting Fees and Expenses	5,000.00
Printing and Engraving Fees and Expenses	5,000.00
Miscellaneous	4,208.28

Total	$25,000.00

Item 15. Indemnification of Directors and Officers

(a) The articles of incorporation, as amended to date (the “Articles of Incorporation”), of AmeriCredit Corp. (the “Company”), together with its bylaws, provide that the Company shall indemnify officers and directors, and may indemnify its other employees and agents, to the fullest extent permitted by law. The laws of the State of Texas permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgments, fines, settlements and reasonable expenses under certain circumstances.

(b) The Company has also adopted provisions in its Articles of Incorporation that limit the liability of its directors to the fullest extent permitted by the laws of the State of Texas. Under the Company’s Articles of Incorporation, and as permitted by the laws of the State of Texas, a director is not liable to the Company or its shareholders for breach of fiduciary duty. Such limitation does not affect liability for: (i) a breach of the director’s duty of loyalty to the Company or its shareholders or members; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.

Item 16. Exhibits

The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of the Company under the Securities Act of 1933 or the Exchange Act as indicated in parentheses:

EXHIBIT NO.		DESCRIPTION

4.1	—

Articles of Incorporation of AmeriCredit Corp., as amended to date (incorporated by reference to Exhibits 3.1, 3.2, 3.3 and 3.5 of the registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the Commission).

4.2	—

Bylaws of AmeriCredit Corp., as amended to date (incorporated by reference to Exhibit 3.4 of the registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the Commission).

4.3	—

Rights Agreement, dated August 28, 1997, between AmeriCredit Corp. and ChaseMellon Shareholder Services, L.L.C., as amended to date (incorporated by reference to Exhibit 4.2 and 4.2.1 of the registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the Commission).

4.4	—

Letter Agreement, dated September 14, 2002, between AmeriCredit Corp. and Financial Security Assurance Inc. (incorporated by reference to Exhibit 10.74 of the registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the Commission).

4.5	—

Warrant Agreement, dated as of September 26, 2002, between AmeriCredit Corp. and FSA Portfolio Management Inc. (incorporated by reference to Exhibit 10.11 of the registrant’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2002, filed with the Commission).

5.1	—	Opinion of Jenkens & Gilchrist, a Professional Corporation, as to the legality of the securities being registered.

23.1	—	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.2	—	Consent of Jenkens & Gilchrist, a Professional Corporation (see Exhibit 5.1).

24.1	—	Powers of attorney (included in the signature page of this Registration Statement)

(b)	Financial Statement Schedules:

Not Applicable.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 or Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on May 15, 2003.

AMERICREDIT CORP.

By:	/s/ Clifton H. Morris, Jr.
Clifton H. Morris, Jr. Chairman of the Board and Chief Executive Officer

Each individual whose signature appears below hereby designates and appoints Daniel E. Berce, Preston A. Miller, Chris A. Choate, and each of them, any one of whom may act without the joinder of the other, as such person’s true and lawful attorney-in-fact and agents (the “Attorneys-in-Fact”) with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as any Attorney-in-Fact deems appropriate, and any registration statement relating to the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and requests to accelerate the effectiveness of such registration statements, and to file each such amendment with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such Attorneys-in-Fact and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such Attorneys-in-Fact or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Clifton H. Morris, Jr. Clifton H. Morris, Jr.	Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	May 15, 2003

/s/ Daniel E. Berce Daniel E. Berce	Director and President	May 15, 2003

/s/ Preston A. Miller Preston A. Miller	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	May 15, 2003

/s/ Edward H. Esstman Edward H. Esstman	Director and Executive Vice President	May 15, 2003

/s/ Michael R. Barrington Michael R. Barrington	Director	May 15, 2003

/s/ Kenneth H. Jones, Jr. Kenneth H. Jones, Jr.	Director	May 15, 2003

/s/ James H. Greer James H. Greer	Director	May 15, 2003

/s/ Douglas K. Higgins Douglas K. Higgins	Director	May 15, 2003

/s/ A. R. Dike A. R. Dike	Director	May 15, 2003